FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

# PLANE DEAL

The *Plane Talk* weekly merger update

JULY 15, 2005

# Twelve Teams Take Shape

A few weeks ago, twelve teams were created to oversee some of the essential elements of the America West/US Airways integration. Each team is made up of AWA and US Airways employees so that the best decisions are reached in such areas as employee benefits, technology, airport operations, reservations systems, and more. Also as communicated in June, Scott Kirby, AWA's executive vice president of sales and marketing, will lead the integration process and oversee the 12 teams.

"Pulling people together from both airlines to come together to share information, experiences and knowledge will help ensure we have all of the necessary information we need to make the best decisions for the combined airline," said Scott.

## Building the Foundation of Integration



Culture/Communications
Doug Parker
AWA Pres. & CEO
Scheduling
Andrew Nocella
US Sr. VP of Planning
Reservations Systems
Joe Beery
AWA Sr. VP & CIO
Management Organizational Structure
Jerry Glass
US EVP & Chief HR Officer
All Other IT Systems
Joe Beery
AWA Sr. VP & CIO
HR and Benefits
Jerry Glass
US EVP & Chief HR Officer
Airports
Anthony Mulé
AWA Sr. VP of Cust. Service
Contracts
Liz Lanier
US EVP of Corp. Affairs & General Counsel
Revenue Management
Scott Bowers
AWA VP of Revenue Mgmt.
Financial Planning & Audit
Anita Beier
US Sr. VP & Controller
Branding/Frequent Flyer Program
Travis Christ
AWA VP of Marketing
Labor Relations
Al Hemenway
US VP of Labor Relations

For example, Joe Beery, America West senior vice president and chief information officer, is overseeing the team in charge of determining which reservations system will be used for the combined company. Although a final decision has not been made, whichever system is used will drive other key areas (such as training).

These decisions are much more complex than one might think. For example, at first glance, one might think that the Sabre versus Shares decision is relatively easily made by simply factoring in the transaction fees associated with each and the training costs with pulling one group or the other over to the new system. However, that's not the case. Other angles must also be considered, such as

*Continued Page 2...*

Steering Committee
(see Page 2)

TABLE OF CONTENTS

Steering Committee ....... Page 2
Ashby Leaves for IndiGo .. Page 2
Recent FAQs .............. Page 3
Town Hall Schedule ....... Page 4
Notable Quotes ............Page 4

## RESOURCES

| | |
|---|---|
| **awaCompass.com** | AWA employee Web site |
| **CEO Weekly Hotline** | (888) 292-5087 and (480) 693-4487 |
| **Merger Voicemail Hotline** | (866) 766-4682 and (480) 693-1330 |
| ***Plane Talk*** | Monthly newsletter mailed to homes |
| ***Plane Deal*** | Weekly newsletter distributed at work |
| **Managers and Supervisors** | They're there to answer your questions |
| **E-mail** | merger@americawest.com |
| **Employee Assistance Program** | (800) 837-4292 or www.holmangroup.com |

July 15, 2005 An America West Employee Publication Plane Deal Issue Nine

PLANE DEAL

# Steering Committee: Taking the Wheel

The Steering Committee, which was introduced in late June, will oversee the 12 cross-functional integration teams and steer the integration. Initially, the team was made up of eight executives, but with executive Vice President of Marketing and Planning Bruce Ashby's resignation, which was announced on Friday, July 15, the team now consists of seven members.



AWA President and CEO Doug Parker

US President and CEO Bruce Lakefield

AWA Sr. VP and CFO Derek Kerr

US Executive VP, Operations Al Crellin

AWA Executive VP, Sales and Marketing Scott Kirby

US Executive VP and Chief HR Officer Jerry Glass

AWA Executive VP and COO Jeff McClelland

## Ashby Soars to New Heights at IndiGo

On Friday, July 15, US Airways announced that Bruce Ashby, executive vice president of marketing and planning, has accepted the position of chief executive of India's start up, low-cost carrier IndiGo. Bruce spent over nine years with US Airways in a variety of positions, including finance, planning, operations, corporate development, and marketing.

In a letter to US Airways employees, Bruce noted, "This was a difficult decision to make and it brings a mixture of excitement and disappointment. I would have loved to have been here to see the America West merger through to completion, and to have been a part of the new management team. But this is one of those once-in-a-lifetime opportunities that I just could not pass up..."

Bruce went on to extend his continued good wishes for the employees of US Airways, "I truly wish each of you and this great company much success. We have all been through a lot together and I will always regard my nine years at US Airways, and the people I have worked with through thick and thin, with great fondness."

America West CEO Doug Parker said, "Bruce played a major role at US Airways and was integral in positioning the company for our impending merger. He worked tirelessly on the due diligence and analysis that went into the merger decision. He is a talented executive and we wish him all the best."

*"Twelve Teams..." from Page 1*

functionality (do both systems offer the same functions and if not, what do you like about one versus the other and what would it cost to get that functionality?), ease of use for employees, equipment and maintenance costs, and the logistics of the cutover itself. In addition to training and per-transaction costs, these and other elements must be factored in.

Like the Reservations System Team, each cross-functional team is already hard at work hammering out many of these complex issues. The twelve key areas and each respective leader of those teams are on Page 1. Please note that the integration team leaders are not necessarily the future leaders of these respective areas or departments; rather they've been assigned this role for the purpose of the transition. Also note that this is the first track of the merger integration; the second track will involve combining the operating certificates. More information on that track will be coming in the next several months.

PLANE DEAL 2

AWA Executive VP and COO Jeff McClelland CEO Bruce Lake. eld
Q: At a Town Hall meeting Doug said that the merged company’s . nances would allow us to stay pro. table if oil prices are at $50 a barrel. Th ey are well over that now and predictions are that they may remain high for a while. Can we be pro. table at more than $50 a barrel? A: Th at’s a great question and it’s one we have heard more and more as the price of fuel continues to skyrocket to over $60 a barrel. Fortunately, we’ve been able to make some headway on the revenue side to compensate for the higher cost of fuel. If the price of fuel continues to increase, we’re hopeful that we will be able to manage it on the revenue side, although that has not been the case thus far for America West or any other airline. Realistically, it will be di. cult for any airline to operate pro. tably with fuel at $60 a barrel and if fuel were to stay at these prices, there would likely be several Chapter 11 . lings by other airlines and possibly even liquidation for some. If that were to occur, our revenue situation at the merged carrier would improve proportionally, but again, that assumes that some capacity comes out of the current system. We believe that, as a combined company, the new US Airways can be a survivor even in a world of $60 fuel, and if capacity reductions occur as rapidly as we believe, then we could even potentially operate pro. tably in that environment. Q: Why are the people on the Steering Committee making decisions for the new airline, but they’re not necessarily going to be part of the new executive team? A: Some Steering Committee members may very well be a part of the new airline, but a . nal decision hasn’t been made regarding what the leadership team will look like. Regardless of whether or not they remain with the combined airline, the members — including executives from each airline — bring a tremendous amount of institutional knowledge from each respective airline and industry depth. Th is background will ensure we have balanced decision-making as begin to integrate the airlines. Note: When initially announced, the Steering Committee was comprised of eight people, four each from AWA and US Airways. Following US Executive VP of Marketing and Planning Bruce Ashby’s resignation, which was announced on Friday, July 15 (more details on p. 2), the team consists of sevenmembers. Q: I hit my 20-year anniversary in one year and 10 months. At what point will AWA stop issuing AWA service pins and start issuing US Airways service pins? Will it be at the end of this year when the merger is approved or will it be when the two carriers are completely integrated in two or three years? A: Right now we only have enough AWA service pins for employees to last us through the end of 2005. A . nal decision on anniversary pins for 2006 and beyond hasn’t been made at this time. We know that anniversary pins are treasured mementos for employees and we’ll provide an update as soon as a decision has been made. Q: Will the HP livery theme (i.e. Diamondbacks) airplanes go away? A: Discussions continue regarding a numberof operational decisions, including the livery. Th e reality is though, that the theme planes will likely change, although the new airline may have themed planes that re. ect other elements. In the short term, the themed airplanes will stay the same. While a decision has not yet been made on the . nal look of the . eet, we’ll provide concept photos and images for employees through our normal communication channels. PLANE DEAL 3 PLANE DEAL FAQs From You The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions: Nancy Moon, SMF Supervisor at the July 12 Town Hall in SFO. Chizo Yashimura, SFO Supervisor at the July 12 Town Hall in SFO. “Fortunately, we’ve been able to make some headway on the revenue side to compensate for the higher cost of fuel... We believe that, as a combined company, the new US Airways can be a survivor even in a world of $60 fuel.”

“Th e plan for the new company is to be, in reality, a larger version of America West.” -Randy Nutter, chairman of business department at Geneva College and airline expert (Source: Times Online) “I think they’ve have done well coming out but the combined company will still have a lot of challenges.” -Jon Ash Consultant with Intervistas comments on the US Airways reorganization plan (Source: Bloomberg) “America West is still a viable airline. The question is, can the new management team at America West do the job before the money runs out?” -Rodger King, an analyst at Credit Insights Inc. in New York (Source: Bloomberg) PLANE DEAL PLANE DEAL 4 FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorgani zation, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/ edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April&n bsp;15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. Following is legal language, which we’re required to print on each internal and external publication related to the merger. PLANE DEAL JUNE 15, 2005 ISSUE NINE Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Editor: Andy Wagner Contact: (480) 693-5883 merger@americawest.com July 25 T4 3:30 p.m. Aug. 9 LAS 12:30 & 8 p.m. TOWN HALL SCHEDULE Notable Quotes More than 50 employees from several stations came to the July 12 Town Hall in SFO. Roberta Hunter receives her 15-year anniversary pin from Jeff McClelland at the July 12 Town Hall in SFO.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, US Airways has filed a registration statement, including a proxy statement of America West, and other materials with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.